

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

<u>Via Email</u>
James Kirsch
Chief Executive Officer
Professional Diversity Network, LLC
150 North Wacker Drive, Suite 2360
Chicago, IL 60606

> **Re: Professional Diversity Network, LLC**
> **Registration Statement on Form S-1**
> **Filed June 12, 2012**
> **File No. 333-181594**

Dear Mr. Kirsch:

    We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 14, 2012.

<u>General</u>

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Prospectus Cover Page</u>

2.   It appears that you have included disclosure regarding the Customer Stock Ownership Plan on the cover page of the prospectus. Please tell us why you believe that this information is appropriate on the cover page and necessary to understand the offering that you are registering in this prospectus.

3.   Please consider disclosing on the cover page that your directors, executive officer and significant stockholders will continue to hold a significant amount of shares and will

continue to have substantial control over corporate matters. This appears to be key information that should be disclosed on the prospectus cover page.

Prospectus Summary, page 1

4.   Please refer to prior comment 4 and move the defined terms, such as "professionals," "users," and "diverse") to a section of the prospectus that is not subject to the plain English requirements of Rule 421(d) of Regulation C, such as the Management's Discussion and Analysis of Financial Condition and Results of Operations section.

5.   We note your response to prior comment 11 that you will organize as a Delaware corporation as soon as practicable after your registration statement is effective and the underwriting agreement is signed but prior to the closing the offering. Please tell us whether you intend to rely on Rule 414 of the Securities Act and, if so, what consideration you have given to providing disclosure that the Delaware corporation will succeed to the obligations of the LLC. Further, tell us whether there is a binding contractual obligation that provides that the members of the company will contribute 100% of their membership interests of the LLC to the newly formed corporation, other than an understanding that these members will exchange their notes for shares of the common stock. If not, tell us what will occur if the conversion does not occur and the impact that this will have on the company and this offering.

Risks Associated with Our Business, page 8

6.   Please tell us whether you will be deemed a "controlled company" as defined by Nasdaq Rule 5615(a) and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, disclose on your prospectus cover page and prospectus summary that you are a controlled company and add a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Summary Financial Data, page 12

7.   Please revise your balance sheet data table on page 13 to include a "Pro forma" column and a "Pro forma as adjusted" column, both reflecting respective adjustments, as described, similar to the presentation in the capitalization table on page 30 (as adjusted for the Staff's comment below).

Capitalization, page 30

8.   In order to provide a clearer presentation to investors, please further revise your capitalization table by combining the second and third bullet points where you describe the "pro forma basis" adjustments into one bullet point so that each bullet will correspond to a specific column in the table. Further revise the title of the "Reorganization

Adjustments" column to "Pro forma" so as to use terminology that is consistent with that in your bullet point description.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 34

9. We note your revised disclosures regarding recruitment and advertising revenue in response to prior comment 22. However, it remains unclear that your ability to generate additional recruitment revenue will be limited unless job posts exceed certain thresholds, which to date, they have not or unless you can renew your agreement on more favorable terms. Please further clarify this in your disclosures noting the potential impact on future operations. For example, you state that if you renew your agreement with Monster Worldwide, you will seek favorable modifications to amounts payable by Monster. Please clarify that to the extent you are unable to negotiate such terms, your recruitment revenues may experience, minimal or no growth.

10. With regards to your revised advertising disclosure on page 35, you state that unless you earn additional advertising revenue from clients outside of the higher education sector, your ability to generate additional "recruitment" revenue is limited. Please clarify whether this should say your ability to generate additional advertising revenue is limited and if so, please revise.

Key Components of Our Results of Operations, page 36

11. We note your response to prior comment 24 and your revised disclosure on page 39 regarding the condominium in Miami. You refer to these payments as "guaranteed payments" and it is unclear to whom these payments are guaranteed, i.e., Mr. Krisch, the bank, or another party. Please explain to us specifically what arrangement the company has entered into related to this transaction and tell us what payments are required and to whom the company is obligated to make such payments. To the extent you are a guarantor within the scope of ASC 460, please tell us how you considered disclosing this transaction pursuant to ASC 460-10-50. If the arrangement is not within the scope of ASC 460, but you otherwise have an obligation to make payments either directly to Mr. Krisch or to others on his behalf, please tell us your consideration to disclose that arrangement pursuant to the guidance in ASC 440. Lastly you note on page 68 that the company will no longer pay the condominium costs effective as of a certain date in 2012. Please explain whether these are the terms under the current agreement, whether you intend to amend the current agreement, or whether you otherwise determined you will stop paying these costs. Please revise your disclosures accordingly to clarify such terms.

Liquidity and Capital Resources, page 50

12.   We note your response to prior comment 26 where you state that the payment terms from your two primary customers, Monster Worldwide and Apollo Group are 45 and 60 days, respectively and your Days Sales Outstanding was 105 days for 2011 and 92 days for the three months ended March 31, 2012. It appears that disclosing this information and explaining the reason for the significant difference between the payment terms and the actual collection periods would be beneficial information to investors in understanding your large accounts receivable balance as well as your overall liquidity position. Please revise your disclosures accordingly.

Executive Compensation

Guaranteed Payments, page 66

13.   We note your revised disclosure in response to prior comment 35 that the guaranteed payments to Mr. Kirsch in 2010 and 2011 were pursuant to a 2004 agreement in which Mr. Kirsch was guaranteed payments equal to 30% of the total debt payments made towards the Ladurini Family. Please disclose this arrangement and the payments made to Mr. Kirsch as a related party transaction. Notwithstanding your cross-reference to the executive compensation disclosure, it appears that this transaction should be more explicitly disclosed on page 68. Further, please tell us, with a view toward disclosure, the business purpose for the guaranteed payments to Mr. Kirsch. Finally, tell us what consideration you have given to filing the 2004 agreement as a related party agreement pursuant to Item 601(b)(10)((ii)(A) of Regulation S-K.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

14.   We note your revised disclosures with regards to the Apollo Group Agreements in Note 10. Please explain further your revenue recognition policy for this arrangement. In this regard, we note that the second media schedule with Apollo Group provides for annual income of $1.55 million subject to two year performance audit rights, fixed monthly amounts and 99.9% site availability. You also refer to certain minimum monthly website visits on page F-7. Tell us how you account for the revenue in this arrangement (e.g., ratably over the term) and tell us how you factor these performance conditions into your policy.

15.   Please revise your disclosures here to incorporate the information provided in your response to prior comment 39 regarding your revenue sharing agreements. Also, when your partners invoice you for their share of the revenue, tell us to which expense account

you record this charge. In addition, for arrangements in which the advertising is sold by the professional organizations, tell us whether you invoice the partners for only your portion of the revenue share or some other amount.

Note 7. Notes Payable to Members

16.   Please revise your disclosures (either here or in the subsequent events footnote) to include a discussion of the conversion terms for the members notes.

Note 8. Commitments and Contingencies

17.   You state on 66 that Mr. Krisch will receive guaranteed payments equal to 30% of the total debt payments made towards the Ladurini Family Trust promissory notes. Please clarify whether these payments will be made by the company in addition to the amounts currently due on the Ladurini Family Trust promissory notes or whether the Ladurini Family will pay this guarantee out of the Trust's funds. Also, tell us how the terms of the guaranteed payments are impacted if the notes are converted into common stock. In addition, tell us your consideration for disclosing this obligation and the pertinent terms of the agreement here.

Exhibits

18.   We note that you intend to seek confidential treatment for portions of your exhibits. Be advised that we will review the applications when they are submitted and provide any comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

You may contact Melissa Kindelan at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Brian Lee, Esq.
        SNR Denton US LLP